Exhibit 3.1

Amendment No. 2

to the

Amended and Restated

Bylaws

of

First Wave BioPharma, Inc.

Section 1.6 of the Amended and Restated Bylaws (the “Bylaws”) of First Wave BioPharma, Inc., a Delaware corporation, is hereby amended as follows:

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy, of both (i) the holders of one-third of the voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, and (ii) the holders of at least one-third of the shares of common stock of the Corporation issued and outstanding and entitled to vote at the meeting, shall constitute a quorum at all meetings of stockholders for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of one-third of the voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Adopted by the Board of Directors of First Wave BioPharma, Inc. effective as of July 7, 2022.